Customers Bancorp, Inc.
1015 Penn Avenue
Suite 103
Wyomissing PA 19610

March 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Eric Envall, Staff Attorney
Office of Financial Services

Re:	Acceleration Request
Customers Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-209760

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Customers Bancorp, Inc. (the "Company") hereby requests that the Registration Statement referenced above be declared effective as of 5:00 p.m. on April 1, 2016, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.            Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.            The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Christopher S. Connell at 215.564.8138 or Thomas L. Hanley at 202.292.4525 with any questions relating to this request and to confirm the effectiveness of the Form S-3 Registration Statement.

CUSTOMERS BANCORP, INC.

By:	/s/ Robert E. Wahlman
Robert E. Wahlman
Chief Financial Officer